Exhibit 22.1
List of Subsidiary Guarantors
As of August 5, 2021, the Company’s 7.000% senior secured notes due 2028 are guaranteed by the following 100% owned subsidiaries of the Company:

Titan Tire Corporation
Titan Tire Corporation of Bryan
Titan Tire Corporation of Freeport
Titan Wheel Corporation of Illinois